FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2012

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

Buenaventura Announces Fourth Quarter 2011 Results

Lima, Peru, February 28, 2012 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest, publicly-traded precious metals mining company, announced today results for the fourth quarter 2011. All figures have been prepared in accordance with Peruvian GAAP and are stated in U.S. dollars (US$).

Comments from the Chief Executive Officer:

Mr. Roque Benavides, Buenaventura’s Chief Executive Officer, stated:

“Net income in the fourth quarter reached US$230.9 million, which was similar to the figure reported in 4Q10 (US$228.1 million). EBITDA from Buenaventura’s Direct Operations was US$198.3 million, 15% lower than the figure reported in 4Q10 (US$232.8 million), while EBITDA including Yanacocha and Cerro Verde decreased 9%, from US$457.0 million in 4Q10 to US$415.6 million in 4Q11.

The lower gold, zinc and copper volume sold were offset by the increase in silver volume sold, as well as higher precious metal prices.

Financial Highlights (in millions of US$, except EPS figures):

	4Q11	4Q10	Var%	FY 2011	FY 2010	Var%
Total Revenues	402.3	396.8	1%	1,556.6	1,103.8	41%
Operating Income	170.7	208.5	-18%	705.2	417.0	69%
EBITDA (BVN Direct Operations)†	198.3	232.8	-15%	834.3	538.6	55%
EBITDA (inc. Yanacocha and Cerro Verde) †	415.6	457.0	-9%	1,662.1	1,322.8	26%
Net Income	230.9	228.1	1%	861.4	670.4	29%
EPS*	0.91	0.90	1%	3.4	2.6	29%

(*) As of December 31, 2011, Buenaventura had 254,442,328 shares outstanding.

† Within this release, Buenaventura presents financial measures in accordance with Peruvian GAAP, as well as on a non-GAAP basis. EBITDA (Buenaventura Direct Operations) and EBITDA (including Yanacocha and Cerro Verde) included in this release are non-GAAP financial measures. Please see the consolidated financial information below for information reconciling non-GAAP financial measures with Peruvian GAAP financial measures.

Buenaventura

Fourth Quarter and Full Year 2011 Results

Operating Revenue

During 4Q11, net sales were US$385.0 million, similar to the US$382.3 million reported in 4Q10. This was explained by an increase in silver volume sold, as well as higher gold and silver realized prices, which offset lower gold volume sold.

Royalty income increased 20% from US$14.4 million reported in 4Q10 to US$17.4 million in 4Q11 due to higher revenues at Yanacocha.

Operating Highlights	4Q11	4Q10	Var%	FY 2011	FY 2010	Var%
Net Sales (in millions of US$)	385.0	382.3	1%	1,493.9	1,047.9	43%
Average Realized Gold Price Gold (US$/oz)*	1,690	1,380	22%	1,574	1,253	26%
Average Realized Gold Price (US$/oz) inc. Yanacocha	1,569	1,234	27%	1,575	1,181	33%
Average Realized Silver Price (US$/oz)*	32.45	26.50	22%	35.36	20.86	70%
Average Realized Lead Price (US$/MT)*	1,991	2,364	-16%	2,262	2,106	7%
Average Realized Zinc Price (US$/MT)*	1,905	2,268	-16%	2,200	2,136	3%
Average Realized Copper Price (US$/MT)*	7,524	8,758	-14%	8,568	8,114	6%

(*) Buenaventura’s Direct Operations

Sales Content
	4Q11	4Q10	Var	FY 2011	FY 2010	Var
Gold (in oz)*	122,833	145,466	-16%	505,894	461,817	10%
Gold (in oz) inc. Yanacocha	273,281	293,361	-7%	1,070,810	1,101,526	-3%
Silver (in oz)*	4,366,347	3,481,657	25%	14,843,193	13,176,383	13%
Lead (in MT)*	3,857	3,279	18%	18,192	22,970	-21%
Zinc (in MT)*	4,041	8,545	-53%	33,307	43,562	-24%
Copper (in MT)*	7,516	9,471	-21%	23,231	15,946	46%

(*) Buenaventura Direct Operations

Accumulated net sales in 2011 were US$1,493.9 million, a 43% increase compared to the same period in 2010 (US$1,047.9 million), while royalty income was US$62.7 million, a 12% increase when compared to the US$55.9 million reported in 2010.

Buenaventura

Fourth Quarter and Full Year 2011 Results

Production and Operating Costs

Buenaventura’s equity production1 in 4Q11 was 124,504 ounces of gold, 6% lower than the 132,437 ounces reported in 4Q10 mainly due a decrease in Orcopampa and Poracota production. Silver production in 4Q11 was 4.0 million ounces, a 16% increase when compared to the figure reported in 4Q10 (3.5 million oz) due to higher production from Uchucchacua and El Brocal.

Equity production1 in 2011 was 475,770 ounces of gold and 15.3 million ounces of silver. This represented a 4% increase in gold production (458,765 ounces in 2010), and a 14% increase in silver production compared to 2010 (13.5 million ounces).

Equity Production [1]
	4Q11	4Q10	Var%	FY 2011	FY 2010	Var%
Gold (oz)	124,504	132,437	-6%	475,770	458,765	4%
Gold (oz) inc. Yanacocha	270,659	276,969	-2%	1,040,218	1,096,762	-5%
Silver (oz)	4,036,760	3,468,729	16%	15,316,326	13,470,186	14%
Lead ( MT)	3,475	3,351	4%	17,444	18,380	-5%
Zinc ( MT)	3,151	2,243	40%	22,621	25,535	-11%
Copper (MT) inc. Cerro Verde	16,980	19,611	-13%	69,873	66,133	6%

Orcopampa’s (100% owned by Buenaventura) production from the Chipmo mine in 4Q11 was 65,788 ounces, 17% lower than the 79,408 ounces reported in 4Q10 due to lower ore grade and a decrease in the recovery rate (See Appendix 2). The old tailings treatment produced 5,508 gold ounces (compared to 5,857 ounces in 4Q10). As a consequence, total gold production in 4Q11 was 71,296 ounces, 16% lower than the 85,265 ounces reported in 4Q10. Accumulated total gold production in 2011 was 285,201 ounces, an 11% decrease when compared to 2010 (319,694 ounces).

Cash operating cost in 4Q11 was US$472/oz, 30% higher when compared to 4Q10 (US$363/oz). This was mainly explained by:

1.	The 17% decrease in gold ounces produced due to a 16% decline in ore grade
2.	An increase in supply expenses: reagents (cyanide) and diesel fuel
3.	Contractor costs increased approximately 70% due to the increase of drilling (8% higher 4Q11 vs. 4Q10) and drifting work (29% higher 4Q11 vs. 4Q10), as well as a 50% increase in contractor prices.
4.	These factors were partially offset by an increase in the by-product credit contribution explained by higher silver production and prices.

Gold cash cost in 2011 was US$454/oz, 28% higher than 2010 (US$356/oz).

At Poracota, gold production in 4Q11 was 11,089 ounces, a 24% decrease when compared to 4Q10 (14,676 ounces) due to lower ore grade and a decrease in the recovery rate (See Appendix 2). Accumulated gold production in 2011 was 49,201 ounces, 18% lower than the figure reported in 2010 (59,803 ounces). Cash operating cost was US$1,218/oz, 24% higher than the figure reported in 4Q10 (US$983/oz), mainly explained by the 24% decrease in gold ounces produced.

Gold cash cost in 2011 was US$1,048/oz, 14% higher than 2010 (US$923/oz)

 1 Production includes 100% of Buenaventura’s operating units, 100% of CEDIMIN, 53.06% of La Zanja and 53.78% of El Brocal.

Buenaventura

Fourth Quarter and Full Year 2011 Results

At Uchucchacua (100% owned by Buenaventura), total silver production in 4Q11 was 2.8 million ounces, a 16% increase when compared to 2.4 million ounces in 4Q10 due to higher tonnage treated and higher silver grade (See Appendix). Zinc production in 4Q11 was 2,047 MT, 26% higher than the figure reported in 4Q10 (1,620 MT), while lead production increased 6% (2,051 MT in 4Q11 vs. 1,930 MT in 4Q10). In 2011, silver production was 10,090,936 million ounces, zinc production was 6,668 MT and lead production was 7,546 MT vs. 9.3 million ounces, 6,988 MT and 7,881 MT, respectively, in 2010.

Cash operating cost in 4Q11 was US$16.35/oz, a 14% increase compared to US$14.28/oz in 4Q10. This increase was primarily due to higher contractor expenses explained by a 25% increase in diamond drilling, as well as 17% increase in contractor prices.

Silver cash cost for 2011 was US$16.27/oz, 29% higher than in 2010 (US$12.65/oz)

At Antapite (100% owned by Buenaventura), total production in 4Q11 was 6,118 ounces of gold, a decrease of 37% compared to 4Q10 (9,777 ounces), mainly due to a decrease in ore grade (See Appendix 2). Accumulated gold production was 28,588 ounces, a 20% decrease when compared to 2010 (35,803 oz).

Gold cash operating cost in 4Q11 was US$1,472/oz, 77% higher than in 4Q10 (US$830/oz), mainly explained by the aforementioned decrease in gold production. Gold cash cost in 2011 was US$1,158/oz, 46% higher than in 2010 (US$794/oz).

La Zanja (53.06% owned by Buenaventura) total production in 4Q11 was 32,857 ounces of gold, a 3% decrease when compared to 4Q10 (34,046 ounces). Accumulated gold production in 2011 was 134,190 ounces (44,706 ounces in 2010). Cash operating cost in 4Q11 was US$463/oz, 27% higher than 4Q10 (US$364/oz) due to higher contractor and labor expenses, partially offset by higher silver by-product contribution. Gold cash cost in 2011 was US$367/oz, 8% higher than in 2010 (US$339/oz).

Tantahuatay (40% owned by Buenaventura) Total production in 4Q11 was 29,895 ounces of gold (11,958 ounces attributable to Buenaventura). In 2011, gold production was 46,164 ounces (18,466 attributable to Buenaventura). Cash operating cost in 4Q11 was US$466/oz and US$465/oz for the full year period.

During 4Q11, the entire plant capacity at El Brocal (53.78% owned by Buenaventura) was devoted to treat copper ore.

Copper production in 4Q11 was 7,852 MT, 22% lower than 4Q10 (10,108 MT). Copper cash cost in 4Q11 was US$4,135/MT, 46% higher when compared to the US$2,836/MT reported in 4Q10 due to higher commercial deductions and lower copper content in ore. Accumulated copper production in 2011 was 23,796 MT, 40% higher than 2010 (16,971 MT).

For 2011, total zinc production was 23,675 MT, a 33% decrease when compared to the 35,340 MT reported in 2010. In the case of silver, total production increased 16%, from 2,509,536 ounces in 2010 to 2,917,624 ounces in 2011. Lead production in 2011 was 9,504 MT, 18% lower than 2010 (11,583 MT).

Zinc cash cost in 2011 was a negative US$322 vs. US$994/MT in 2010. This was due to a higher silver by-product contribution due to an increase in silver production and prices.

General and Administrative Expenses

General and administrative expenses in 4Q11 were US$16.3 million, 43% lower than the figure reported in 4Q10 (US$28.5 million) due to a reduction in the long-term compensation provision (US$6.0 million). For 2011, general and administrative expenses were US$75.2 million versus US$98.2 million in FY 2010 (23% decrease).

Buenaventura

Fourth Quarter and Full Year 2011 Results

Exploration Costs in Non-Operational Mining Sites

Exploration costs at non-operational mining sites, which include care and maintenance in 4Q11 were US$14.1 million, a 38% increase compared to the US$10.2 million reported in 4Q10. Buenaventura’s main exploration efforts were focused at the Trapiche (US$2.9 million), Marcapunta (US$1.5 million), San Gregorio (US$1.8 million), Colquemayo (US$1.2 million) and Mallay (US$4.8 million) projects.

Exploration costs at non-operational mining sites in 2011 were US$49.6 million, 37% higher than 2010 (US$36.1 million).

Operating Income

Operating income in 4Q11 was US$170.7 million, an 18% decrease compared to the US$208.5 million reported in 4Q10. This decrease was mainly due to the 20% increase in cost of operations, while revenues increased 1%.

Accumulated 2011 operating income was US$705.2 million versus US$417.0 million in 2010 (increase of 69%).

Share in Associated Companies

During 4Q11, Buenaventura’s share in associated companies was US$125.6 million, 10% higher than the US$114.1 million reported in 4Q10. Yanacocha’s contribution to these results increased 42%, from US$61.0 million in 4Q10 to US$86.9 million in 4Q11, while Cerro Verde’s contribution decreased 46% from US$73.6 million in 4Q10 to US$40.0 million in 4Q11.

For 2011, Buenaventura’s share in associated companies was US$467.3 million, 8% higher than the US$431.0 million reported in 2010.

YANACOCHA

At Yanacocha (43.65% owned by Buenaventura), 4Q11 gold production was 334,833 ounces of gold, in-line with production in 4Q10. Accumulated gold production in 2011 was 1.3 million ounces, 12% lower than 2010 (1.5 million).

Costs applicable to sales (CAS) at Yanacocha in 4Q11 were US$533/oz, 8% lower than the figure reported in 4Q10 (US$577/oz) due lower operating costs and higher silver by-product credits. CAS for 2011 was US$581/oz, 30% higher than 2010 (US$448/oz).

Net income at Yanacocha in 4Q11 was US$199.2 million, a 43% increase compared to the 4Q10 figure (US$139.4 million). Accumulated net income in 2011 was US$642.4 million, 9% higher than 2010 (US$589.9 million).

During 4Q11, EBITDA totaled US$362.0 million, a 50% increase compared to 4Q10 (US$241.7 million). This increase was mainly due to a 26% increase in revenues (US$577.4 million in 4Q11 vs. US$459.9 million in 4Q10). Accumulated EBITDA in 2011 was US$1,167.4 million, 14% higher than 2010 (US$1,023.1 million).

Capital expenditures at Yanacocha were US$452.1 million in 4Q11 and US$1,113.9 for 2011.

Buenaventura

Fourth Quarter and Full Year 2011 Results

CERRO VERDE

At Cerro Verde (19.35% owned by Buenaventura), 4Q11 copper production was 65,958 MT, a 15% decrease when compared to 4Q10 (77,603 MT). Accumulated total copper production in 2011 was 293,581 MT, 3% lower than 302,711 in 2010.

During 4Q11, Cerro Verde reported net income of US$202.6 million, a 46% decrease when compared to US$374.9 million in 4Q10. This was mainly due to a 28% decrease in sales revenues (US$565.0 million in 4Q11 versus US$783.3 million in 4Q10). Accumulated net income in 2011 was US$1,078.4 million, 2% higher than US$1,054.4 million in 2010.

Capital expenditures at Cerro Verde in 4Q11 totaled US$75.3 million and US$195.2 in 2011.

Net Income

Buenaventura’s 4Q11 net income was US$230.9 million (US$0.91 per share), a 1% increase compared to the US$228.1 million (US$0.90 per share) reported in 4Q10. Accumulated net income in 2011 was US$861.4 million, 29% higher when compared to 2010 (US$670.4 million).

Project Development

LA ZANJA EXPANSION

•	Pampa Verde Project will allow the development of a new open pit, expand the current leach pad and improve the road access to the operation. Construction began in 2Q11. As of December 31, 2011, total project expenditures were US$24 million (total investment is US$32.5 million). Completion is expected by 3Q12.

Progress as of December 31, 2011
San Pedro Sur Leach Pad Stage II	77.1%
San Pedro Sur Waste Rock Deposit	100%
Pampa Verde Pit	0%
Pampa Verde Top Soil Deposit	38.5%
Pampa Verde Waste Soil Deposit	73.9%
Pampa Verde Acid Water Plant	8.4%
Pampa Verde Auxiliary Access	100%
Pampa Verde Waste Rock Deposit	14.5%
Pampa Verde Haul Road to SPS	54.2%

Overall, the Pampa Verde Project (including work in San Pedro Sur) is 60% complete.

TANTAHUATAY EXPANSION

•	Cienaga Norte project includes Stage II of the Leach Pad, development of the Cienaga Norte Pit and road access. Total CAPEX totals US$30 million. Project construction will begin in 2Q12, after the approval of the environmental impact assessment.

Buenaventura

Fourth Quarter and Full Year 2011 Results

MALLAY

•	During the first year of operation, silver production from Mallay is expected to be approximately 900k oz of silver.

•	Currently, Mallay holds Brownfield explorations investments in the Chancas – Chiptaj area.

RIO SECO MANGANESE SULFATE PLANT

•	Buenaventura continued with the construction of the manganese sulfate plant with a total budget of US$76.0 million. As of December 31, 2011 total expenditures were US$33 million. The project includes a leaching facility, a sulfuric acid plant and a manganese sulfate plant.

•	The leaching processing facilities are expected to be completed at the end of 2Q12. The detailed engineering for the Sulfuric Acid and Manganese Sulfate Plant is expected to be ready in 2Q12. Erection and start-up tests at both plants are scheduled at the end of 2012.

BREAPAMPA

•	As of December 31, 2011, Buenaventura’s total investment at the Breapampa Project was US$23.4 million, representing 48% of the entire budget (US$48 million).

•	Construction progress includes:

Progress as of December 31, 2011
Leach Pad Stage I	89.8%
Process Plant	64%
Adm Facilities	94%
Internal Electric System	92%
Waste Soil Deposit	60%
Top Soil Deposit	60%

•	This project should be completed by the end of 2Q12. Production will begin at the beginning of 3Q12.

•	Expected gold production is 2012 is approximately 25,000 ounces.

HUANZA HYDROELECTRICAL PLANT

•	As of December, 2011, Buenaventura’s total disbursement at the Huanza Project was US$131.8 million (which includes US$18.7 million in advanced payments), representing 90% of the entire budget. US$105 million of the total amount invested was financed via a leasing agreement totaling US$119.0 million.

•	Construction progress at the Huanza Project includes:

1.	Water Conduction Tunnel: 9,506 meters of excavation was completed, representing 87.4%
2.	Powerplant: civil work was 70% completed, electromechanical equipment 5% completed.
3.	Pallca Dam: 22% has been completed.

Buenaventura

Fourth Quarter and Full Year 2011 Results

Other Information

At the Board of Directors meeting held February 28, 2012, the Board of Directors passed the following Resolutions:

To call for the Annual Shareholders Meeting to be held March 26, 2012 to:

• Approve the financial statements as of December 31, 2011

• Approve the 2011 Annual Report

• Approve a cash dividend of US$0.40 per share or ADS to be paid in U.S. currency.

The Company has completed the IFRS financial statements (1) for the year end 2011 which is showed in Appendix 6.

Buenaventura

Fourth Quarter and Full Year 2011 Results

* * *

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, Precious Metals Company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Poracota*, Uchucchacua*, Antapite*, Julcani*, Recuperada*, El Brocal, La Zanja, Coimolache and CEDIMIN*).

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.35% of Sociedad Minera Cerro Verde, an important Peruvian copper producer, and 49% of Canteras del Hallazgo S.A, owner the Chucapaca project.

For a printed version of the Company’s 2010 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.

(*) Operations wholly owned by Buenaventura

(1) First time adoption of International Financial Reporting Standards (“IFRS”)

As part of the first adoption of the International Financial Reporting Standards (IFRS) in Peru, as of October 14, 2010, through Resolution N°102-2010-EF/94.01.1, the Superintendence of Securities Market (“SMV”, before CONASEV), required to all legal entities under its supervision to adopt IFRS since the year 2011.

For periods up to and including the year ended December 31, 2010, the Company prepared its financial statements in accordance with Generally Accepted Accounting Principles in Peru (Peru GAAP). These consolidated financial statements, for the year ended December 31, 2011, are the first the Company has prepared in accordance with IFRS, in which the Company has applied IFRS 1 “First Time Adoption of International Financial Reporting Standard” in the opening balance as of January 1, 2010, transition date to IFRS. The IFRS 1 application implies that all the standards are apply retrospectively at the transition date, including certain mandatory exceptions and voluntary exemptions defined in the standard.

Note on Forward-Looking Statements
This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economical, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Buenaventura

Fourth Quarter and Full Year 2011 Results

**Tables to follow**

APPENDIX 1

Equity Participation in Subsidiaries and Affiliates (as of December 31, 2011)
	BVN	Operating
	Equity %	Mines / Business
Cedimin S.A.C*	100.00	Shila / Paula
Consorcio Energetico de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical Project
Buenaventura Ingenieros S.A*	100.00	Engineering Consultant
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	53.78	Colquijirca and Marcapunta
Canteras del Hallazgo S.A **	49.00	Chucapaca Project
Compañía Minera Coimolache S.A **	40.09	Tantahuatay
Minera Yanacocha S.R.L **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.35	Cerro Verde

(*)Consolidates

(**) Equity Accounting

Buenaventura

Fourth Quarter and Full Year 2011 Results

APPENDIX 2

	GOLD PRODUCTION
	Three Months Ended December 31						Full Year
	Orcopampa			Orcopampa Old Tailings			Orcopampa			Orcopampa Old Tailings
	2011	2010	%	2011	2010	%	2011	2010	%	2011	2010	%
Ore Milled DST	130,685	137,996	-5%	137,996	66,532	107%	499,728	484,767	3%	466,441	289,475	61%
Ore Grade OZ/ST	0.53	0.64	-16%	0.05	0.08	-34%	0.55	0.64	-13%	0.06	0.08	-21%
Recovery Rate %	94.3%	96.1%	-2%	78.2%	81.1%	-4%	94.7%	95.9%	-1%	81.4%	81.2%	0%
Ounces Produced	65,788	79,408	-17%	5,508	5,857	-6%	260,958	295,616	-12%	24,243	24,078	1%

Orcopampa Total Production		4Q11	71,296	4Q10	85,265	FY 2011	285,201	FY 2010	319,694

	Three Months Ended December 31						Full Year
	Antapite			Poracota			Antapite			Poracota
	2011	2010	%	2011	2010	%	2011	2010	%	2011	2010	%
Ore Milled DST	39,404	39,509	0%	66,584	64,099	4%	155,842	145,915	7%	254,475	245,041	4%
Ore Grade OZ/ST	0.16	0.26	-37%	0.21	0.27	-23%	0.19	0.25	-24%	0.24	0.29	-19%
Recovery Rate %	96.6%	97.2%	-1%	79.1%	83.6%	-5%	96.5%	96.8%	0%	81.8%	84.2%	-3%
Ounces Produced	6,118	9,777	-37%	11,089	14,676	-24%	28,588	35,803	-20%	49,201	59,803	-18%

	LA ZANJA						Tantahuatay
	4Q11	4Q10%		FY 2011	FY 2010%		4Q11	4Q10%	FY 2011	FY 2010%
Ounces Produced	32,857	34,046	-3%	134,190	44,706	200%	29,895	0	46,164	0

	SILVER PRODUCTION
	Three Months Ended December 31						Full Year
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2011	2010	%	2011	2010	%	2011	2010	%	2011	2010	%
Ore Milled DST	294,754	267,652	10%	-	-		1,086,123	1,016,172	7%	929,032	1,911,661	-51%
Ore Grade OZ/ST	13.07	12.70	3%	-	-		13.00	12.90	1%	2.67	2.48	8%
Recovery Rate %	71.6%	70.4%	2%	-	-		71.2%	72.1%	-1%	76.1%	69.1%	10%
Ounces Produced	2,788,798	2,395,512	16%	-	494,227		10,090,936	9,269,718	9%	1,882,307	2,509,536	-25%

	ZINC PRODUCTION
	Three Months Ended December 31						Full Year
	Uchucchacua			Colquijirca			Uchucchacua			Colquijirca
	2011	2010	%	2011	2010	%	2011	2010	%	2011	2010	%
Ore Milled DST	294,754	267,652	10%	0	0		1,086,123	1,016,172	7%	929,032	1,150,525	-19%
Ore Grade %	1.46	0.01	10877%	0.00	0.00		0.01	0.01	-11%	3.89	0.05	8194%
Recovery Rate %	52.3%	50.4%	4%	0.0%	0.0%		51.7%	51.3%	1%	71.9%	72.2%	0%
ST Produced	2,047	1,786	15%	0	0		6,668	7,702	-13%	25,968	38,956	-33%

Buenaventura

Fourth Quarter and Full Year 2011 Results

APPENDIX 3

EBITDA RECONCILIATION (in thousand US$)

	4Q11	4Q10	FY 2011	FY 2010
Net Income	255,331	267,287	963,684	738,534
Add / Substract:	-57,029	-34,438	-129,356	-199,965
Provision for income tax, net	36,719	61,759	212,841	118,598
Share in associated companies by the equity method, net	-125,557	-114,147	-467,321	-430,974
Interest income	-4,575	-1,847	-11,827	-8,203
Interest expense	6,740	6,054	11,823	12,271
Loss on currency exchange difference	-677	390	675	750
Other, net	2,759	-11,045	-4,651	-14,014
Depreciation and Amortization	26,715	17,810	94,495	71,694
Impairment	0	-13,135	0	-13,135
Provision for long term officers´ compensation	(5,982)	9,434	(5,982)	42,425
Workers´ participation provision	6,829	10,289	40,591	20,623
EBITDA Buenaventura Direct Operations	198,302	232,849	834,328	538,569
EBITDA Yanacocha (43.65%)	158,028	105,496	509,554	446,561
EBITDA Cerro Verde (19.35%)	59,294	118,647	318,236	337,650
EBITDA Buenaventura inc Yanacocha and Cerro Verde	415,623	456,992	1,662,118	1,322,780

Note:

EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including Yanacocha and Cerro Verde) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Yanacocha) and (2) Buenaventura’s equity share of EBITDA (Cerro Verde). EBITDA (Yanacocha) and EBITDA (Cerro Verde) were similarly calculated using financial information provided to Buenaventura by Yanachocha and Cerro Verde, respectively.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including Yanacocha and Cerro Verde) to provide further information with respect to its operating performance and the operating performance of its equity investees, Yanachoca and Cerro Verde. EBITDA (Buenaventura Direct Operations) and EBITDA (including Yanacocha and Cerro Verde) are not a measure of financial performance under Peruvian GAAP, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including Yanacocha and Cerro Verde) as alternatives to operating income or net income determined in accordance with Peruvian GAAP, as an indicator of Buenaventura’s, Yanacocha’s or Cerro Verde’s operating performance, or as an alternative to cash flows from operating activities, determined in accordance with Peruvian GAAP, as an indicator of cash flows or as a measure of liquidity.

Buenaventura

Fourth Quarter and Full Year 2011 Results

APPENDIX 4

RESERVES AS OF DECEMBER 31, 2011

PROVEN AND PROBABLE RESERVES

GOLD	BVN (%)				BVN
	Ownership	DST (000)	Oz / DST	Oz (000)	Oz (000)

Orcopampa	100.00	1,020	0.456	465	465
Julcani	100.00	400	0.023	9	9
Shila - Paula	100.00	27	0.466	13	13
Antapite	100.00	29	0.255	8	8
Ishihuinca	100.00	18	0.336	6	6
Poracota	100.00	44	0.435	19	19
Yanacocha	43.65	263,127	0.029	7,713	3,367
Yanacocha (Conga)	43.65	590,855	0.021	12,582	5,492
El Brocal Marcapunta (Sulphides)	53.76	6,174	0.012	74	40
La Zanja	53.06	44,183	0.015	680	361
Tantahuatay Oxides	40.00	24,790	0.024	600	240
Breapampa	100.00	5,645	0.035	201	201
Mallay	100.00	691	0.015	10	10
Total Gold Reserves		937,003	0.024	22,380	10,231

SILVER	BVN (%)				BVN
	Ownership	DST (000)	Oz / DST	Oz (000)	Oz (000)

Orcopampa	100.00	1,020	0.50	510	510
Poracota	100.00	44	0.18	8	8
Uchucchacua (Plata - Sulphides)	100.00	3,920	14.15	55,467	55,467
Uchucchacua (Zinc - Sulphides)	100.00	461	5.95	2,746	2,746
Uchucchacua (Plata - Oxides)	100.00	325	19.63	6,387	6,387
Julcani	100.00	400	18.60	7,440	7,440
Recuperada	100.00	115	7.79	894	894
Antapite	100.00	29	0.30	9	9
Shila - Paula	100.00	27	1.40	38	38
Pozo Rico	100.00	6	7.00	43	43
El Brocal Tajo Norte - La Llave	53.76	75,516	0.81	60,974	32,780
El Brocal Marcapunta (Sulphides)	53.76	6,174	0.48	2,968	1,596
La Zanja	53.06	44,183	0.20	8,696	4,614
Tantahuatay Oxides	40.00	24,790	0.24	5,835	2,334
Breapampa	100.00	5,645	0.63	3,543	3,543
Mallay	100.00	691	8.27	5,714	5,714
Yanacocha (Conga)	43.65	590,855	0.06	37,784	16,493
Total Silver Reserves		754,201	0.26	199,056	140,616

ZINC	BVN (%)				BVN
	Ownership	DST (000)	% Zn	DST (000)	DST (000)

Uchucchacua (Plata - Sulphides)	100.00	3,920	1.59	62	62
Uchucchacua (Zinc - Sulphides)	100.00	461	5.74	26	26
Recuperada	100.00	115	8.11	9	9
Pozo Rico	100.00	6	5.11	0	0
El Brocal Tajo Norte - La Llave	53.76	75,516	2.23	1,684	905
Mallay	100.00	691	7.05	49	49
Total Zinc Reserves		80,709	2.27	1,830	1,051

LEAD	BVN (%)				BVN
	Ownership	DST (000)	% Pb	DST (000)	DST (000)

Uchucchacua (Plata - Sulphides)	100.00	3,920	1.12	44	44
Uchucchacua (Zinc - Sulphides)	100.00	461	4.60	21	21
Julcani	100.00	400	2.04	8	8
Recuperada	100.00	115	5.20	6	6
Pozo Rico	100.00	6	3.41	0	0
El Brocal Tajo Norte - La Llave	53.76	75,516	0.73	551	296
Mallay	100.00	691	4.86	34	34
Total Lead Reserves		81,109	0.82	664	409

COPPER	BVN (%)				BVN
	Ownership	DST (000)	% Cu	DST (000)	DST (000)

Julcani	100.00	400	0.48	2	2
Cerro Verde (Sulphides)	19.35	3,937,416	0.39	15,356	2,971
Cerro Verde (Oxides)	19.35	248,018	0.40	992	192
Yanacocha (Conga)	43.65	590,855	0.28	1,648	719
El Brocal Marcapunta (Sulphides)	53.76	6,174	1.95	120	65

Total Copper Reserves		4,782,862	0.38	18,118	3,949

Price used to calculate Reserves:	Gold (US$ / Oz)	Silver (US$ / Oz)	Zinc (US$ /MT)	Lead (US$ / MT)	Copper (US$ / MT)
	1,200	22	1920	1,830	6,600

Buenaventura

Fourth Quarter and Full Year 2011 Results

APPENDIX 5

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance sheet

As of December, 31 2011 and December, 31 2010

	2011	2010
	US$(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	480,968	600,796
Financial asset at fair value through profit and loss	52,178	50,154
Trade accounts receivable, net	172,569	160,928
Other accounts receivable	48,521	42,218
Accounts receivable from related parties	47,425	18,903
Hedge derivative financial instruments	1,283
Embedded derivatives for concentrates sales	213	13,645
Inventory, net	150,429	82,025
Prepaid expenses	15,805	2,990
Total current assets	969,391	971,659

Other accounts receivable	5,570	14,425
Accounts receivable from related parties	32,262	20,736
Inventory	48,845	27,160
Prepaid expenses	429
Hedge derivative financial instruments
Investment in associates	1,926,981	1,412,414
Mining concessions and property, plant and equipment, net	743,317	532,577
Development costs, net	74,425	86,340
Deferred income tax asset	145,741	201,454
Other assets	7,048	6,095
Total assets	3,954,009	3,272,860

Liabilities and shareholders’ equity, net
Current liabilities
Trade accounts payable	142,375	91,374
Income tax payable	36,408	26,538
Other liabilities	132,431	115,838
Accounts payable from related parties	883	1,584
Embedded derivatives for concentrates sales	7,519	-
Hedge derivative financial instruments	-	16,291
Financial obligations	1,042	2,018
Total current liabilities	320,658	253,643

Other long-term liabilities	86,528	116,214
Accounts payable from related parties	1,004	1,370
Financial obligations	105,072	55,134
Hedge derivative financial instruments	-	6,897
Deferred income tax liabilities	17,658	21,152
Total liabilities	530,920	454,410

Shareholders’ equity net

Capital stock, net of treasury shares of US$62,622,000 in the year 2011 y 2010	750,540	750,540
Investments shares, net of treasury shares of US$142,000 in the year 2011 y 2010	2,019	2,019
Additional paid-in capital	225,978	225,978
Legal reserve	162,639	162,633
Other reserves	269	269
Retained earnings	2,055,957	1,483,233
Cumulative translation loss	(34,075)	(34,075)
Unrealized (loss) gain on valuation of hedge derivative financial instruments, net
Cumulative unrealized, loss	921	(6,875)
	3,164,248	2,583,722
Minority interest	258,841	234,728
Total shareholders’ equity, net	3,423,089	2,818,450

Total liabilities and shareholders’ equity, net	3,954,009	3,272,860

Buenaventura

Fourth Quarter and Full Year 2011 Results

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of income

For the three and twelve month period ended December 31, 2011 and December 31, 2010

	For the three month period ended December, 31		For the twelve month period ended December, 31
	2011	2010	2011	2010
	US$(000)	US$(000)	US$(000)	US$(000)
Operating income
Net sales	384,970	382,336	1,493,882	1,047,885
Royalty income	17,367	14,414	62,742	55,883
Total income	402,337	396,750	1,556,624	1,103,768

Operating costs
Cost of sales, excluding depreciation and amortization	(128,686)	(115,103)	(450,909)	(355,895)
Exploration in units in operation	(33,984)	(25,192)	(109,355)	(91,441)
Depreciation and amortization	(26,715)	(17,810)	(94,495)	(71,694)
Total operating costs	(189,385)	(158,105)	(654,759)	(519,030)
Gross income	212,952	238,645	901,865	584,738

Operating expenses
Administrative expenses	(16,344)	(28,546)	(75,169)	(98,174)
Royalties	(8,323)	(17,062)	(60,262)	(52,270)
Exploration in non-operating areas	(14,066)	(10,181)	(49,593)	(36,105)
Sales expenses	(3,479)	(2,553)	(11,617)	(9,375)
Recover of explorations proyects expenses		15,013		15,013
Reversal (provision) of impairment of long-lived assets		13,135		13,135
Total operating expenses	(42,212)	(30,194)	(196,641)	(167,776)

Operating income	170,740	208,451	705,224	416,962

Other income (expenses), net
Share in associates companies by the equity method, net	125,557	114,147	467,321	430,974
Interest incomes	4,575	1,847	11,827	8,203
Interest expenses	(6,740)	(6,054)	(11,823)	(12,271)
Loss (income) from currency exchange difference, net	677	(390)	(675)	(750)
Other, net	(2,759)	11,045	4,651	14,014
Total other income, net	121,310	120,595	471,301	440,170

Income before income tax and minority interest	292,050	329,046	1,176,525	857,132

Provision for income tax	(36,719)	(61,759)	(212,841)	(118,598)

Net income	255,331	267,287	963,684	738,534

Net income attributable to minority interest	(24,421)	(39,183)	(102,252)	(68,166)

Net income attributable to Buenaventura	230,910	228,104	861,432	670,368

Basic and diluted earnings per share attributable to Buenaventura, stated in U.S. dollars	0.91	0.90	3.39	2.63

Buenaventura

Fourth Quarter and Full Year 2011 Results

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of cash flows

For the three and twelve month period ended December 31, 2011 and December 31, 2010

	For the three month period ended December, 31		For the twelve month period ended December, 31
	2011	2010	2011	2010
	US$(000)	US$(000)	US$(000)	US$(000)
Operating activities
Proceeds from sales	417,535	319,133	1,505,476	997,829
Dividends received	-	105,922	-	182,955
Royalties received	18,671	13,591	56,153	58,825
Value Added Tax recovered	3,225	3,047	22,585	7,480
Interest received	2,525	4,404	8,528	8,098
Payments to suppliers and third parties	(168,513)	(115,749)	(701,728)	(473,630)
Payments to employees	(29,132)	(49,925)	(135,428)	(126,042)
Income tax paid	(25,371)	(19,244)	(111,802)	(56,251)
Payment of royalties	(18,138)	(11,717)	(73,776)	(55,265)
Payments of interest	(1,632)	(3,093)	(2,543)	(6,377)

Net cash and cash equivalents provided by operating activities	199,170	246,369	567,465	537,622

Investment activities
Proceeds from sales of investments shares		-	60,379	-
Proceeds from sales of mining concessions, property, plant and equipment	99	8	7,891	694
Additions to mining concessions, property, plant and equipment	(134,031)	(60,075)	(304,614)	(240,053)
Payments for purchase of investments shares	(20,360)	(8,922)	(277,485)	(19,625)
Decrease (increase) in time deposits	(8,679)	(6,888)	7,814	(17,935)
Disbursements for development activities	(5,289)	(7,874)	(13,202)	(13,222)
Additions of financial asset at fair value through profit and loss		(50,000)		(50,000)

Net cash and cash equivalents used in invesment activities	(168,260)	(133,751)	(519,217)	(340,141)

Financing activities
Increase in financial obligations	16,525	15,163	50,962	53,262
Payments of long-term debt	(500)	(506)	(2,000)	(226,117)
Dividens paid	(58,521)	(34,353)	(142,488)	(117,043)
Dividens paid to minority shareholders of subsidiary	(18,318)	(23,146)	(66,736)	(39,176)

Net cash and cash equivalents used in financing activities	(60,814)	(42,842)	(160,262)	(329,074)

(Decrease) increase in cash and cash equivalents during the period, net	(29,904)	69,776	(112,014)	(131,593)
Cash and cash equivalents at beginning of period	500,751	513,085	582,861	714,454

Cash and cash equivalents at period-end	470,847	582,861	470,847	582,861

Buenaventura

Fourth Quarter and Full Year 2011 Results

	For the three month period ended December, 31		For the twelve month period ended December, 31
	2011	2010	2011	2010
	US$(000)	US$(000)	US$(000)	US$(000)

Reconciliation of net income to cash and cash equivalents provided by operating activities

Net income attributable to Buenaventura	230,910	228,104	861,432	670,368
Add (less)
Depreciation and amortization	26,715	17,810	94,495	71,694
Provision for long term officers’ compensation	(5,982)	9,434	(5,982)	42,425
Net income attributable to minority interest	24,421	39,183	102,252	68,166
Deferred income tax	(4,423)	23,459	43,642	30,016
Provision for estimated fair value of embedded derivatives related of concentrates sales and adjustments on open liquidations	(10,721)	(9,868)	33,889	(20,500)
Loss (gain) on currency exchange differences	(677)	390	675	750
Net cost of plant and equipment sold	312	704	1,858	3,136
Share in associates companies by the equity method, net of dividends received in cash	(125,557)	(8,225)	(467,321)	(248,019)
Adjustment to present value of mining-units closure provision	4,931	5,534	9,100	6,392
Decrease of allowance for impairment of inventories
Others

Net changes in operating assets and liabilities accounts

Decrease (increase) of operating assets
Trade accounts receivable	44,271	(62,858)	(11,641)	(37,978)
Other accounts receivable	(29,570)	(9,493)	2,552	(23,921)
Accounts receivable from related parties	(6,771)	(19,680)	(40,048)	(17,773)
Inventory	(10,446)	(19,241)	(90,089)	(64,198)
Prepaid expenses	(27,084)	5,072	(12,964)	(9,347)

Increase (decrease) of operating liabilities
Trade accounts payable	40,727	10,177	51,001	33,141
Income tax payable	(7,850)	13,447	9,870	6,010
Other liabilities	55,964	22,420	(15,256)	27,260

Net cash and cash equivalents provided by operating activities	199,170	246,369	567,465	537,622

Buenaventura

Fourth Quarter and Full Year 2011 Results

APPENDIX 6

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statement of Financial Position

As of December 31, 2011, 2010 and as of January 1, 2010

	2011	2010	As of January 1, 2010
	US$(000)	US$(000)	US$(000)
Asset
Current asset
Cash and cash equivalents	480,968	600,796	714,454
Financial assets at fair value through profit or loss	52,178	50,154	-
Trade accounts receivable, net	172,569	160,928	122,950
Other accounts receivable	48,521	42,218	20,478
Accounts receivable from associates	47,425	18,903	21,866
Embedded derivatives for concentrates sales, net	-	13,645	4,546
Derivative financial instruments	1,283	-	-
Inventory, net	149,108	82,332	40,354
Prepaid expenses	16,234	2,990	8,236

Total current asset	968,286	971,966	932,884

Other accounts receivable	5,570	14,425	12,244
Other accounts receivable from associates	32,262	20,736	-
Long-term inventory	48,845	27,160	4,492
Investment in associates	1,935,004	1,429,678	1,151,039
Mining concessions, development cost and property, plant and equipment, net	830,997	635,236	463,857
Deferred income tax asset, net	125,538	174,050	202,331
Other assets	7,047	6,095	5,045

Total assets	3,953,549	3,279,346	2,771,892

Liabilities and shareholders’ equity, net
Current liability
Trade accounts payable	142,375	91,374	61,357
Income tax payable	36,423	27,125	20,528
Other accounts payable	41,150	50,147	32,794
Provisions	91,287	65,855	51,252
Other accounts payable to associates	883	1,584	-
Embedded derivatives for concentrates sales, net	7,306	-	-
Derivative financial instruments	-	16,291	1,468
Financial obligations	1,042	2,018	79,452

Total current liabilities	320,466	254,394	246,851

Other non-current provisions	86,528	116,214	102,008
Other accounts payable to associates	1,004	1,370	-
Financial obligations	105,072	55,134	150,555
Derivative financial instruments	-	6,897	5,375

Total liability	513,070	434,009	504,789

Shareholders’ equity, net
Capital stock, net of treasury shares for US$62,622,000 in 2011, 2010 and as of January 1, 2010	750,540	750,540	750,540
Investment shares, net of treasury shares for US$142,000 in 2011, 2010 and as of January 1, 2010	2,019	2,019	2,019
Additional paid-in capital	225,978	225,978	225,978
Legal reserve	162,639	162,633	112,363
Other reserves	269	269	269
Retained earnings	2,034,768	1,471,012	974,818
Cumulative unrealized, gain (loss)	2,068	(5,906)	(1,404)

	3,178,281	2,606,545	2,064,583
Non-controlling interest	262,198	238,792	202,520

Total shareholders’ equity, net	3,440,479	2,845,337	2,267,103

Total liabilities and shareholders’ equity, net	3,953,549	3,279,346	2,771,892

Buenaventura

Fourth Quarter and Full Year 2011 Results

Consolidated Income Statement

For the years ended as of December 31, 2011 and 2010

	2011	2010
	US$(000)	US$(000)
Operating income
Net sales	1,493,882	1,047,885
Royalty income	62,742	55,883

Total income	1,556,624	1,103,768

Operating costs
Cost of sales, without considering depreciation and amortization	(446,163)	(347,129)
Exploration in units in operation	(109,355)	(91,441)
Depreciation and amortization	(96,381)	(74,864)
Royalties	(60,262)	(52,270)

Total operating costs	(712,161)	(565,704)

Gross income	844,463	538,064

Operating expenses
Administrative	(75,170)	(107,237)
Exploring in non-operating areas	(49,593)	(36,105)
Selling	(11,617)	(9,375)
Excess of workers’ profit sharing	(6,221)	-
Reimbursement of exploration expenses on projects	-	15,013
Reversal for impairment of long-lived assets	-	13,135
Other, net	2,513	10,653

Total operating expenses	(140,088)	(113,916)

Operating income	704,375	424,148

Other income (expenses), net
Share in the results of associates	468,363	428,885
Interest income	11,827	8,203
Interest expense	(11,823)	(12,271)
Loss from currency exchange difference, net	(675)	(750)

Total other income, net	467,692	424,067

Income before income tax	1,172,067	848,215

Income tax	(211,589)	(123,326)

Net income	960,478	724,889

Attributable to:
Non-controlling interest	101,551	64,068
Owners of the parent	858,927	660,821

	960,478	724,889

Basic and diluted earnings per share attributable to owners of the parent, stated in U.S. dollars	3.38	2.60

Weighted average number of shares outstanding (common and investment), in units	254,442,328	254,442,328

Buenaventura

Fourth Quarter and Full Year 2011 Results

Consolidated Statement of Cash Flows

For the years ended December 31, 2011 and 2010

	2011	2010
	US$(000)	US$(000)
Operating activities
Proceeds from sales	1,505,476	997,829
Royalty received	56,153	58,825
Value added tax (VAT) recovered	22,585	7,480
Interest received	8,528	8,098
Dividends received	-	182,955
Payments to suppliers and third parties	(701,728)	(473,630)
Payments to employees	(135,428)	(126,042)
Income tax paid	(111,802)	(56,251)
Payments of royalties	(73,776)	(55,265)
Payments of interest	(2,543)	(6,377)

Net cash and cash equivalents provided by operating activities	567,465	537,622

Investment activities
Proceeds from sale of investments	60,379	-
Proceeds from sale of mining concessions, development cost and property, plant and equipment	7,891	694
Decrease (increase) in time deposits	7,814	(17,935)
Additions to mining concessions, development cost, property, plant and equipment	(317,816)	(253,275)
Payments for purchase of investment shares	(277,485)	(19,625)
Additions to financial assets at fair value through profit or loss	-	(50,000)

Net cash and cash equivalents used in investment activities	(519,217)	(340,141)

Financing activities
Increase in financial obligations	50,962	53,262
Dividends paid	(142,488)	(117,043)
Dividends paid to minority shareholders	(66,736)	(39,176)
Payments of financial obligations	(2,000)	(226,117)

Net cash and cash equivalents used in financing activities	(160,262)	(329,074)

Decrease in cash and cash equivalents for the period, net	(112,014)	(131,593)
Cash and cash equivalents at beginning of period	582,861	714,454

Cash and cash equivalents at the period-end, note 5(a)	470,847	582,861

Buenaventura

Fourth Quarter and Full Year 2011 Results

Consolidated Statements of Cash Flows (continued)

	2011	2010
	US$(000)	US$(000)
Reconciliation of net income to cash and cash equivalents provided by operating activities
Net income attributable to owners of the parent	858,927	660,821
Add (less)
Depreciation and amortization	118,322	90,021
Net income attributable to non-controlling interest	101,551	64,068
Deferred income tax	42,369	34,744
Provision for estimated fair value of embedded derivatives of concentrate sales and adjustments on open liquidations	33,889	(20,500)
Accretion expense of the provision for closure of mining units	9,100	6,392
Net cost of plant and equipment retired and sold	1,858	3,136
Loss from currency exchange difference	675	750
Share in the results of associates, net of dividends received in cash	(468,363)	(245,930)
Provision for long-term officers´ compensation	(5,982)	42,425
Provisions	(4,254)	29,559
Provision for slow moving and obsolescence supplies	(2,038)	2,025
Net changes in assets and liabilities accounts
Decrease (increase) in operating assets -
Trade accounts receivable, net	(11,641)	(37,978)
Other accounts receivable	2,552	(23,921)
Other accounts receivable from associates	(40,048)	(17,773)
Inventory, net	(88,461)	(64,646)
Prepaid expenses	(13,244)	5,246
Increase (decrease) in operating liabilities -
Trade accounts payable	51,001	30,017
Income tax payable	9,298	6,597
Other accounts payable	(28,046)	(27,431)

Net cash and cash equivalents provided by operating activities	567,465	537,622

Transactions that did not affect cash flows:
Increase (decrease) in the book of long-lived assets	1,571	(199)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: February 29, 2012